Exhibit 99.1

UNAUDITED PRELIMINARY PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited preliminary pro forma condensed combined financial statements of Seadrill Limited (“Seadrill” or the “Company”) and the accompanying explanatory notes (the “Preliminary Pro Forma Financial Information”) have been prepared to illustrate the following transactions that have been completed since January 1, 2023, but have not been included in the results of operations for the entire period presented for the preliminary pro forma condensed combined statement of operations (collectively, the “Completed Transactions”):

•

Refinancing of Secured Debt: On July 27, 2023, Seadrill issued $500 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the “Notes”) in an offering (the “Offering”) conducted pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).

Subsequently, on August 8, 2023, the Company issued an additional $75 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the “Incremental Notes”). The Incremental Notes mature on August 1, 2030, and were issued at 100.75% of par.

The net proceeds from the issuance of the $575 million of 8.375% Senior Secured Second Lien Notes (the “Second Lien Notes”) were used to: (i) prepay in full the outstanding amounts under the existing secured debt facilities, entered into on February 23, 2022, upon emergence from Chapter 11 proceedings, and (ii) pay fees associated with exiting such secured debt facilities.

The existing secured debt facilities included (i) the $300 million term loan (the “Initial Term Loan”) and a $125 million revolving credit facility (the “Initial RCF”) and (ii) the $683 million secured second lien facility (the “Initial Second Lien”). The Initial Term Loan and Initial RCF, if drawn, bore interest at a margin of 7% per annum plus the secured overnight financial rate facility (“SOFR”) (and any applicable credit adjustment spread). The Initial Second Lien bore interest at a total margin of 12.5% per annum plus SOFR (and any applicable credit adjustment spread). At July 27, 2023, the outstanding principal for the Initial Term Loan and Initial Second Lien, $175 million and $115 million, respectively, was prepaid in full with proceeds from the Second Lien Notes issuance. Further, the Initial RCF had not been drawn.

In addition, on July 11, 2023, Seadrill Ltd., along with its subsidiary, Seadrill Finance Limited, established a new Senior Secured Revolving Credit Facility (the “RCF”). The commitments under the RCF, which carries a five-year term, became available for drawdown on July 27, 2023, following the issuance of the Second Lien Notes and repayment of Seadrill’s existing facilities. The RCF permits borrowings of up to $225 million in revolving credit for working capital and other corporate purposes and includes an ‘accordion feature’ allowing Seadrill to increase this limit by up to an additional $100 million subject to agreement from the lenders. It also includes a provision for issuing letters of credit up to $50 million. The RCF incurs interest at a rate equal to a specified margin plus the SOFR. Seadrill is required to pay a quarterly commitment fee on any unused portion of the revolving credit.

The Company incurred issuance costs of approximately $26 million associated with the refinancing.

As a result of the Company’s refinancing (“Debt Refinancing”), the higher interest debt facilities entered into on February 23, 2022, upon emergence from Chapter 11 proceedings, were repaid in full and replaced with the more favorable Secured Second Lien Notes due 2030 at a lower rate of 8.375%.

•

Business Combination: On April 3, 2023 (the “Closing Date”), pursuant to the definitive merger agreement, dated December 22, 2022 (the “Merger Agreement”), by and among Seadrill, Seadrill Merger Sub, LLC, a Marshall Islands limited liability company, wholly owned subsidiary of Seadrill (“Merger Sub”), and Aquadrill LLC, a Marshall Islands limited liability company (“Aquadrill”), Aquadrill merged with and into Merger Sub (the “Merger” or the “Business Combination”) with Aquadrill surviving the Merger as a wholly owned subsidiary of Seadrill. Pursuant to the Merger Agreement, Aquadrill unitholders received (i) 29.9 million Seadrill common shares, (ii) cash consideration of $1 million, and (iii) $30 million settled by tax withholding in lieu of common shares. The Merger is accounted for as a business combination pursuant to Accounting Standards Codification (“ASC”) Topic 805, Business Combinations (“ASC 805”), where Seadrill is the accounting acquirer. Under the acquisition method of accounting, the assets and liabilities of Aquadrill and its subsidiaries were recorded at their respective fair values as of the Closing Date. The purchase price allocation is based on preliminary estimates and assumptions, which are subject to change for up to one year after the Closing Date as Seadrill finalizes the valuation of the assets acquired, the liabilities assumed and the related tax balances as of the Closing Date. Such adjustments could be material.

The Preliminary Pro Forma Financial Information has been prepared under the following assumptions:

•	The unaudited preliminary pro forma condensed combined statement of operations for the year ended December 31, 2023 assumes that the Completed Transactions had occurred on January 1, 2023.

•

The impacts from the Completed Transactions have already been reflected in the historical consolidated balance sheet of Seadrill as of December 31, 2023 and therefore a pro forma balance sheet is not included herein.

The Preliminary Pro Forma Financial Information presented herein is provided for informational and illustrative purposes only and is not necessarily indicative of the financial results that would have been achieved had the transactions occurred on the dates assumed, nor is this preliminary pro forma financial information necessarily indicative of the operations results in future periods. The pro forma adjustments are based on currently available information and certain assumptions that Seadrill believes are reasonable and factually supportable. The Preliminary Pro Forma Financial Information should be read in conjunction with the following:

•

The unaudited historical consolidated financial statements of Seadrill as of and for the year ended December 31, 2023 included in Seadrill’s Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on February 28, 2024, incorporated by reference herein.

•

The unaudited historical consolidated financial statements and notes of Aquadrill as of March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2023 and 2022 included in Seadrill’s Form 6-K filed with the SEC on June 21, 2023, and incorporated by reference herein.

The preliminary financial data included in this document has been prepared by, and is the responsibility of, Seadrill’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Seadrill Limited

UNAUDITED PRELIMINARY PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the year ended December 31, 2023

(In $ millions, except per share data)	Seadrill Historical		Aquadrill Historical (Note 2)	Merger		Debt Refinancing		Pro Forma Combined
Operating revenues
Contract revenues	1,154		77	—		—		1,231
Reimbursable revenues	32		1	—		—		33
Management contract revenues	271		—	—		—		271
Other revenues	45		—	—		—		45

Total operating revenues	1,502		78	—		—		1,580
Operating expenses
Vessel and rig operating expenses	(705)		(59)	—		—		(764)
Reimbursable expenses	(29)		(1)	—		—		(30)
Depreciation and amortization	(155)		(5)	(11)	3a	—		(171)
Management contract expense	(200)		—	—		—		(200)
Merger and integration related expenses	(24)		(3)	—		—		(27)
Selling, general and administrative expenses	(74)		(5)	—		—		(79)

Total operating expenses	(1,187)		(73)	(11)		—		(1,271)
Other operating items
Gain on disposals	14		—	—		—		14

Total other operating items	14		—	—		—		14

Operating profit	329		5	(11)		—		323
Financial and other non-operating items
Interest income	35		—	—		—		35
Interest expense	(59)		—	—		1	3c	(58)
Share in results from associated companies	37		—	—		—		37
Loss on derivative and foreign exchange	(2)		—	—		—		(2)
Net loss on debt extinguishment	(10)		—	—		—		(10)
Other financial and non-operating items	(13)		—	—				(13)

Total financial and other non-operating items	(12)		—	—		1		(11)

Profit before income taxes	317		5	(11)		1		312
Income tax expense	(17)		(4)	—		—		(21)

Profit from continuing operations	300		1	(11)		1		291

EPS: continuing operations ($)
Basic	3.82							3.71
Diluted	3.70							3.59
Weighted-average shares outstanding
Basic	79	3b						79
Diluted	82	3b						82

Notes to the Preliminary Pro Forma Financial Information

Note 1: Basis of Presentation

The Preliminary Pro Forma Financial Information has been prepared by Seadrill in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The pro forma adjustments include transaction accounting adjustments, which reflect the application of required accounting for the transactions. Article 11 permits presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur, otherwise known as Management’s Adjustments. Seadrill has elected not to present Management’s Adjustments as the Company is continuing to evaluate the realizability of synergies including timing and cost to achieve.

The historical financial statements of Seadrill and Aquadrill were prepared in accordance with generally accepted accounting principles in the United States and shown in U.S. dollars. The unaudited preliminary pro forma condensed combined statement of operations for the year ended December 31, 2023 assumes that the transactions had occurred on January 1, 2023. Additionally, Aquadrill’s results of operations for the nine months ended December 31, 2023 are included in Seadrill’s historical results for the year ended December 31, 2023.

Note 2: Reclassifications

The reclassifications presented below were made as a result of the Business Combination to conform Aquadrill’s historical financial information to Seadrill’s presentation.

Reclassifications included in the Unaudited Preliminary Pro Forma Condensed Combined Statement of Operations for the three months ended March 31, 2023

		March 31, 2023 (in $ millions)
Aquadrill Presentation	Amount	Presentation Reclassifications		Amount	Seadrill Presentation
Operating revenues					Operating revenues
Contract revenues	77	—		77	Contract revenues
Reimbursable revenues	1	—		1	Reimbursable revenues

Total operating revenues	78	—		78	Total operating revenues
Operating expenses					Operating expenses
Vessel and rig operating expenses	(59)	—		(59)	Vessel and rig operating expenses
Reimbursable expenses	(1)	—		(1)	Reimbursable expenses
Depreciation	(5)	—		(5)	Depreciation and amortization
	—	(3)	a	(3)	Merger and integration related expenses
Selling, general and administrative expenses	(8)	3	a	(5)	Selling, general and administrative expenses

Total operating expenses	(73)	—		(73)	Total operating expenses
Other operating items					Other operating items
Gain on sale of assets	—	—		—	Gain on disposals

Total other operating items	—	—		—	Total other operating items

Operating Income	5	—		5	Operating profit

Financial and other items					Financial and other non-operating items
Interest income	—	—		—	Interest income
Restructuring and other expenses	—	—		—	Other financial and non-operating items

Total financial items, net	—	—		—	Total financial and other non-operating items
Income before income taxes	5	—		5	Profit before income taxes

Income tax expense	(4)	—		(4)	Income tax expense

Net Income	1	—		1	Profit from continuing operations

a.	Selling, general, and administrative expenses – To reclassify selling, general, and administrative expenses in the amount of $3 million to merger and integration related expenses.

Note 3: Unaudited Preliminary Pro Forma Combined Statement of Operations

Merger Adjustments

a.

Depreciation and amortization – Reflects the increase in depreciation and amortization expense based on preliminary asset values and useful lives for drilling units and preliminary contract related intangibles as a result of the Merger. The pro forma adjustment to depreciation and amortization expense was calculated as follows:

(In $ millions)	Year ended December 31, 2023
Removal of Aquadrill pre-combination historical depreciation expense	5
Removal of Aquadrill post-combination historical depreciation and amortization expense	12
Depreciation expense for fair value of drilling units (1)	(70)
Amortization expense for unfavorable contract liabilities, net	42

Total adjustment to Depreciation and amortization	(11)

(1)

Drilling units less estimated residual value are depreciated using the straight-line basis over their estimated remaining useful lives. The preliminary estimated remaining useful lives for the acquired drilling units range from 15 to 21 years.

b.

Basic/Diluted Weighted Average Shares Outstanding – The calculation of basic and diluted weighted average shares outstanding assumes that the shares issued relating to the Merger have been outstanding for the entire period presented. Thus, the shares issued relating to the Merger shown in the basic and diluted weighted average shares outstanding figure in the table below are assumed to have been outstanding since January 1, 2023. Seadrill has recognized the effects of the Merger as of the Closing Date in its historical financial statements, including the effects to basic and diluted weighted average shares outstanding.

(In $ millions)	Year ended December 31, 2023
Seadrill weighted average shares outstanding	71
Seadrill shares issued to Aquadrill shareholders (1)	8

Total pro forma weighted average shares outstanding—basic/diluted	79
Dilutive impact of Seadrill’s pre-transaction convertible bond	3

Adjusted pro forma weighted average shares outstanding—diluted (2)	82

(1)	Reflects the incremental pro forma effect of shares issued to Aquadrill shareholders for the period prior to the Closing Date.
(2)	If exercised, the convertible bond would increase common shares in an amount equal to approximately 3% of the fully-diluted pro forma common shares outstanding.

Debt Refinancing Adjustments

c.

Interest expense – Reflects the decrease in interest expense primarily due to the removal of the Initial Term Loan and Initial Second Lien expense and recording the expense related to the Second Lien Notes. The pro forma adjustment to interest expense was calculated as follows:

(In $ millions)	Year ended December 31, 2023
Removal of Successor historical Initial Term Loan interest expense	12
Removal of Successor historical Initial Second Lien interest expense	16
Removal of Successor guarantees and commission fees	3
Second Lien Notes interest expense	(28)
Issuance cost amortization (1)	(2)

Total adjustment to Interest expense	1

(1)	Issuance costs for the Second Lien Notes and RCF are amortized over 7 years and 5 years, respectively.